Exhibit 3(ii)

Amendment of Section 16 of the Bylaws of Hormel Foods Corporation

Effective January 27, 2009

16.

Special meetings of the Board may be called by the Chairman of the Board or the Lead Director on one day’s notice to each Director, either personally or by mail or by telegram or telephone; special meetings shall be called by the Chairman of the Board, or Secretary in like manner or on like notice on the written request of two Directors.